Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Saunak Savla saunaks@drreddys.com (Ph: +91-40-4900 2135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Q4 and FY18 Financial Results

Hyderabad, India, May 22, 2018: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2018 under International Financial Reporting Standards (IFRS).

Q4 Performance Summary	FY18 Performance Summary

Rs. 3,535 Cr	Rs. 14,203 Cr
Revenue	Revenue
[Down: 7% QoQ; 1% YoY]	[Up: 1% YoY]

53.5%	53.7%
Gross Margin	Gross Margin
[Q3 FY18: 56.3%; Q4 FY17: 51.2%]	[FY17: 55.6%]

Rs. 1,207 Cr	Rs. 4,691 Cr
SGNA expenses	SGNA expenses
[Up: 10% YoY]	[Up: 1% YoY]

Rs. 435 Cr	Rs. 1,826 Cr
R&D expenses	R&D expenses
[12.3% of Revenues]	[12.9% of Revenues]

Rs. 375 Cr	Rs. 1,434 Cr
Profit before Tax	Profit before Tax
[10.6% of Revenues]	[10.1% of Revenues]

Rs. 302 Cr	Rs. 981 Cr
Profit after Tax	Profit after Tax
[8.5% of Revenues]	[6.9% of Revenues]

Note: During FY18, the ‘Tax Cuts and Jobs Act of 2017’ was approved and enacted in the United States. Consequent to this enactment the deferred tax assets and liabilities of the US entity have been re-measured resulting in a charge of Rs. 130 Crores for the full year.

Commenting on the results, CEO and Co-chairman, G.V. Prasad said “We concluded a challenging year for Dr. Reddy’s with a relatively muted fourth quarter’s performance. This was mainly on account of continuing headwinds in the U.S markets and a temporary drop in sales in Russia, attributable to a shift in the channel purchasing pattern.

Looking ahead, we will continue to work diligently on resolving pending regulatory issues. We will also focus on accelerating new products to market and improving our approval process.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 65.11

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q4 FY18		Q4 FY17		YoY	Q3 FY18		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	543	35,349	546	35,542	(1)	585	38,060	(7)
Cost of Revenues	253	16,454	267	17,360	(5)	256	16,649	(1)
Gross Profit	290	18,895	279	18,182	4	329	21,411	(12)
Operating Expenses
Selling, General & Administrative expenses	185	12,067	169	10,973	10	185	12,048	0
Research and Development expenses	67	4,348	70	4,579	(5)	72	4,667	(7)
Other operating (income) / expense	(3)	(167)	(8)	(505)	(67)	(5)	(313)	(46)
Results from operating activities	41	2,647	48	3,135	(16)	77	5,009	(47)
Net finance (income) / expense	(16)	(1,032)	1	48		(13)	(851)	21
Share of (profit) / loss of equity accounted investees	(1)	(69)	(2)	(102)	(32)	(1)	(85)	(18)
Profit before income tax	58	3,748	49	3,189	18	91	5,945	(37)
Income tax expense	11	726	1	64		40	2,601	(72)
Profit for the period	46	3,022	48	3,125	(3)	51	3,344	(10)

Diluted Earnings Per Share (EPS)	0.28	18.18	0.29	18.83	(3)	0.31	20.13	(10)

As % to Revenues	Q4 FY18	Q4 FY17	Q3 FY18
Gross Profit	53.5	51.2	56.3
SG&A	34.1	30.9	31.7
R&D	12.3	12.9	12.3
PBT	10.6	9.0	15.6
PAT	8.5	8.8	8.8

EBITDA Computation

Particulars	Q4 FY18		Q4 FY17		Q3 FY18
	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	58	3,748	49	3,189	91	5,945
Interest (income) net*	(15)	(1,001)	(1)	(90)	(14)	(881)
Depreciation #	32	2,109	36	2,338	32	2,089
Amortization #	14	921	13	866	14	902
EBITDA	89	5,777	97	6,303	124	8,055

* - Includes income from Investments               # includes impairment charge

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 65.11

Revenue Mix by Segment

	Q4 FY18	Q4 FY17	YoY	Q3 FY18	QoQ
Particulars	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	27,836	29,138	(4)	30,105	(8)
North America	14,487	15,349	(6)	16,073	(10)
Europe*	1,711	2,066	(17)	2,006	(15)
India	6,138	5,711	7	6,126	0
Emerging Markets #	5,500	6,012	(9)	5,900	(7)
Pharmaceutical Services and Active Ingredients (PSAI)	6,251	5,401	16	5,436	15
Proprietary Products & Others	1,262	1,003	26	2,519	(50)
Total	35,349	35,542	(1)	38,060	(7)

* Europe primarily includes Germany and UK

# Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 65.11

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	FY 18			FY 17			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Revenues	2,181	1,42,028	100.0	2,163	1,40,809	100.0	1
Cost of Revenues	1,009	65,724	46.3	959	62,453	44.4	5
Gross Profit	1,172	76,304	53.7	1,203	78,356	55.6	(3)
Operating Expenses
Selling, General & Administrative expenses	720	46,910	33.0	712	46,372	32.9	1
Research and Development expenses	281	18,265	12.9	300	19,551	13.9	(7)
Other operating expense / (income)	(12)	(788)	(0.6)	(16)	(1,065)	(0.8)	(26)
Results from operating activities	183	11,917	8.4	207	13,498	9.6	(12)
Finance (income), net	(32)	(2,080)	(1.5)	(12)	(806)	(0.6)	158
Share of (profit) of equity accounted investees, net of income tax	(5)	(344)	(0.2)	(5)	(349)	(0.2)	(1)
Profit before income tax	220	14,341	10.1	225	14,653	10.4	(2)
Income tax expense	70	4,535	3.2	40	2,614	1.9	73
Profit for the period	151	9,806	6.9	185	12,039	8.5	(19)

Diluted Earnings Per Share (EPS)	0.91	59.00		1.11	72.09		(18)

EBITDA Computation

	FY 18		FY 17
Particulars	($)	(Rs.)	($)	(Rs.)
Profit before income tax	220	14,341	225	14,653
Interest (income) / expense net*	(31)	(2,022)	(14)	(880)
Depreciation #	127	8,285	122	7,931
Amortization #	53	3,477	58	3,791
EBITDA	370	24,081	392	25,495
EBITDA (% to revenues)		17.0		18.1

* - Includes income from Investments               # includes impairment charge

Key Balance Sheet Items

	As on 31st Mar 2018		As on 31st Dec 2017		As on 31st Mar 2017
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and current investments	322	20,967	337	21,958	279	18,136
Trade receivables (current & non-current)	626	40,786	654	42,593	588	38,271
Inventories	447	29,089	412	26,825	438	28,529
Property, plant and equipment	889	57,869	894	58,189	878	57,160
Goodwill and Other Intangible assets	747	48,610	740	48,182	748	48,677
Loans and borrowings (current & non-current)	779	50,714	843	54,911	755	49,185
Trade payables	247	16,052	224	14,575	206	13,417
Equity	1,942	1,26,460	1,900	1,23,685	1,905	1,24,044

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 65.11

Revenue Mix by Segment [Year on year]

	FY 18			FY 17			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Global Generics	1,751	1,14,014	80%	1,773	1,15,409	82%	(1)
North America		59,822			63,601		(6)
Europe*		8,217			7,606		8
India		23,322			23,131		1
Emerging Markets#		22,653			21,071		8
Pharmaceutical Services and Active Ingredients (PSAI)	338	21,992	16%	327	21,277	15%	3
Proprietary Products & Others	92	6,022	4%	63	4,123	3%	46
Total	2,181	1,42,028	100%	2,163	1,40,809	100%	1

* Europe primarily includes Germany and UK

# Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 65.11

Segmental Analysis [FY18]

Global Generics (GG)

Revenues from GG segment at Rs. 114 billion. Year-on-year (YoY) decline of 1%

Decline primarily on account of lower contribution from North America generics markets due to higher price erosion and unfavorable US dollar conversion

-	Revenues from North America at Rs. 59.8 billion, YoY decline of 6%. Decline primarily on account of higher price erosions due to channel consolidation and increased competition in some of our key molecules namely valganciclovir, azacitidine, decitabine, etc. The above is partly offset by new products contribution.

o	Revenues for the 4th Quarter at Rs. 14.5 billion, YoY decline of 6% and sequential decline of 10%. During the 4th Quarter, we launched 3 new products - palonosetron inj, tetrabenazine and OTC levocetrizine

As of 31st March 2018, cumulatively 110 generic filings are pending for approval with the USFDA (107 ANDAs and 3 NDAs under 505(b)(2) route). Of these 107 ANDAs, 63 are Para IVs out of which we believe 30 have ‘First to File’ status.

•	Revenues from Emerging Markets at Rs. 22.7 billion, YoY growth of 8%.

o	Revenues from Russia at Rs. 12.6 billion. YoY growth of 9%. Adjusted for forex, growth driven by new launches. Revenues for the 4th Quarter at Rs. 2.6 billion, YoY decline of 25% primarily on account of lower off-take by the channel.

-	Revenues from other CIS countries and Romania at Rs. 3.9 billion. YoY growth of 6%.

-	Revenues from Rest of World (RoW) territories at Rs. 6.1 billion. YoY growth of 5%.

•	Revenues from India at Rs. 23.3 billion, YoY growth of 1%. Revenues for 4th Quarter at Rs. 6.1 billion, YoY growth of 7.5%. Normalizing for the GST transition related adjustments, adjusted growth for FY18 is ~8% and Q4 FY18 is ~16%.

•	Revenues from Europe at Rs. 8.2 billion, YoY growth of 8%. Revenues for the 4th Quarter at Rs. 1.7 billion, YoY decline of 17%, primarily due to higher price erosion and temporary supply disruptions.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs. 22.0 billion, YoY growth of 3%. Growth driven by key molecules. Revenues for the 4th Quarter at Rs. 6.3 billion, YoY growth of 16%

•	During the quarter, we have filed 5 DMFs in the US.

Proprietary Products (PP)

•	Revenues from PP at Rs. 4.2 billion

During the year USFDA approved IMPOYZ™ (clobetasol propionate) Cream 0.025%. In line with the existing out-licensing agreement with Encore Dermatalogy Inc. this approval triggered milestone recognition of Rs. 1.5 billion.

Income Statement Highlights [FY18]

•	Gross profit margin at 53.7%.

-	Declined by ~190 bps over that of previous year primarily on account of higher price erosions, increased competitive intensity in some of our key molecules in the US and adverse foreign exchange impact.

-	Gross profit margin for GG and PSAI business segments are at 58.9% and 20.2% respectively.

-	Gross profit margin for the 4th Quarter at 53.5% (GG: 59.3%, PSAI: 24.2%). Sequential decline is primarily on account of (a) increased competitive intensity in some of our key products in the US (b) lower contribution from Russia and (c) preceding Quarter had out-licensing income in our Proprietary Products business

•	SG&A expenses at Rs. 46.9 billion, marginal increase of 1%. SG&A expenses for the 4th Quarter at Rs. 12.1 billion, year-on-year increase of 10%.

•	Research & development (R&D) expenses at Rs. 18.3 billion. As % to Revenues - FY18: 12.9% | FY 17: 13.9%. Focus continues on building complex generics, bio-similars and differentiated products pipeline. R&D expenses for the 4th Quarter stood at Rs. 4.3 billion, as % to revenues at 12.3%.

•	Net Finance income at Rs. 2.1 billion compared to Rs. 0.8 billion in FY17. The incremental income is primarily on account of increase in profit on sales of investments by Rs. 1,314 million.

•	Profit after Tax at Rs. 9.8 billion. Profit after tax during the 4th Quarter stood at Rs. 3.0 billion. During the year, the ‘Tax Cuts and Jobs Act of 2017’ was approved and enacted in the United States. Consequent to this enactment the deferred tax assets and liabilities in the US entity have been re-measured resulting in a charge of Rs. 1.3 billion being recorded under tax expense for the full year.

•	Diluted earnings per share is at Rs. 59.0. Diluted earnings per share during the 4th Quarter at Rs. 18.2

•	Capital expenditure for FY18 is at Rs. 9.2 billion. Capital expenditure for Q4 FY18 is at Rs. 1.5 billion.

The Board has recommended payment of a dividend of Rs. 20 per equity share of face value Rs 5/- each (400% of face value) for the year ended March 31, 2018 subject to approval of members

Earnings Call Details (06:30 pm IST, 09:00 am EDT, May 22, 2018)

The Company will host an earnings call to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:	91 22 6280 1219
Secondary number:	91 22 7115 8120

The numbers listed above are universally accessible from all networks and all countries.

Local Access number (India):	91 70456 71221

International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 7194 5757, 91 22 6181 3322
Conference ID:	375#

Web-cast                              More details will be provided through our website, www.drreddys.com

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia and other CIS countries. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.